United States securities and exchange commission logo





                          February 24, 2021

       Robert Leasure
       Chief Executive Officer
       Bioanalytical Systems, Inc.
       2701 Kent Avenue
       West Lafayette, IN 47906-1382

                                                        Re: Bioanalytical
Systems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 19,
2021
                                                            File No. 333-253309

       Dear Mr. Leasure:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Stephen J. Hackman